SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

MIDCOAST ENERGY PARTNERS, L.P.

(Name of Issuer)

CLASS A COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

59564N 103

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 59564N 103

1	Names of reporting persons ENBRIDGE ENERGY MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 23,945,112(1)
	7	Sole dispositive power
	8	Shared dispositive power 23,945,112(1)
9	Aggregate amount beneficially owned by each reporting person 23,945,112(1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 52.9%(2)
12	Type of reporting person (see instructions) CO

(1)	Includes 1,335,056 Class A common units representing limited partner interests (“Class A Common Units”), or 5.9% of the Class A Common Units, and 22,610,056 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the Subordinated Units, in the Issuer held directly by Enbridge Energy Partners, L.P. (“EEP”). Through a delegation of control agreement, Enbridge Energy Company, Inc. (“EEP GP”), the general partner of EEP, has delegated to Enbridge Energy Management, L.L.C. (“Enbridge Management”) the authority to manage and control EEP’s business and affairs. Accordingly, EEP GP and Enbridge Management may each be deemed to indirectly beneficially own the Class A Common Units and Subordinated Units held by EEP. See Item 4.
(2)	Based upon information provided by the Issuer reflecting 22,610,056 Class A Common Units and 22,610,056 Subordinated Units outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No.: 59564N 103

1	Names of reporting persons ENBRIDGE ENERGY PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 23,945,112(1)
	7	Sole dispositive power
	8	Shared dispositive power 23,945,112(1)
9	Aggregate amount beneficially owned by each reporting person 23,945,112(1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 52.9%(2)
12	Type of reporting person (see instructions) CO

(1)	Includes 1,335,056 Class A common units representing limited partner interests (“Class A Common Units”), or 5.9% of the Class A Common Units, and 22,610,056 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the Subordinated Units, in the Issuer held directly by Enbridge Energy Partners, L.P. (“EEP”). Through a delegation of control agreement, Enbridge Energy Company, Inc. (“EEP GP”), the general partner of EEP, has delegated to Enbridge Energy Management, L.L.C. (“Enbridge Management”) the authority to manage and control EEP’s business and affairs. Accordingly, EEP GP and Enbridge Management may each be deemed to indirectly beneficially own the Class A Common Units and Subordinated Units held by EEP. See Item 4.
(2)	Based upon information provided by the Issuer reflecting 22,610,056 Class A Common Units and 22,610,056 Subordinated Units outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No.: 59564N 103

1	Names of reporting persons ENBRIDGE ENERGY COMPANY, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 23,945,112(1)
	7	Sole dispositive power
	8	Shared dispositive power 23,945,112(1)
9	Aggregate amount beneficially owned by each reporting person 23,945,112(1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 52.9%(2)
12	Type of reporting person (see instructions) CO

(1)	Includes 1,335,056 Class A common units representing limited partner interests (“Class A Common Units”), or 5.9% of the Class A Common Units, and 22,610,056 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the Subordinated Units, in the Issuer held directly by Enbridge Energy Partners, L.P. (“EEP”). Through a delegation of control agreement, Enbridge Energy Company, Inc. (“EEP GP”), the general partner of EEP, has delegated to Enbridge Energy Management, L.L.C. (“Enbridge Management”) the authority to manage and control EEP’s business and affairs. Accordingly, EEP GP and Enbridge Management may each be deemed to indirectly beneficially own the Class A Common Units and Subordinated Units held by EEP. See Item 4.
(2)	Based upon information provided by the Issuer reflecting 22,610,056 Class A Common Units and 22,610,056 Subordinated Units outstanding as of December 31, 2013.

SCHEDULE 13G

CUSIP No.: 59564N 103

Item 1(a).	Name of Issuer: Midcoast Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

Item 2(a).	Name of Person(s) Filing:

Enbridge Energy Management, L.L.C. (“Enbridge Management”)

Enbridge Energy Partners, L.P. (“EEP”)

Enbridge Energy Company, Inc. (“EEP GP”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Enbridge Management, EEP and EEP GP:

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

Item 2(c).	Citizenship:

Enbridge Energy Management, L.L.C.	Delaware
Enbridge Energy Partners, L.P.	Delaware
Enbridge Energy Company, Inc.	Delaware

Item 2(d).	Title of Class of Securities:

Class A common units representing limited partner interests and subordinated units representing limited partner interests in the Issuer

Item 2(e).	CUSIP Number: 59564N 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

SCHEDULE 13G

CUSIP No.: 59564N 103

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Enbridge Management		EEP		EEP GP
(a)	Amount beneficially owned:	23,945,112	(1)	23,945,112	(1)	23,945,112	(1)
(b)	Percent of class:	52.9	%(2)	52.9	%(2)	52.9	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	23,945,112	(1)	23,945,112	(1)	23,945,112	(1)
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	23,945,112	(1)	23,945,112	(1)	23,945,112	(1)

(1)	Includes 1,335,056 Class A common units representing limited partner interests (“Class A Common Units”) and 22,610,056 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Enbridge Energy Partners, L.P. (“EEP”). Through a delegation of control agreement, Enbridge Energy Company, Inc. (“EEP GP”), the general partner of EEP, has delegated to Enbridge Energy Management, L.L.C. (“Enbridge Management”) the authority to manage and control EEP’s business and affairs. Accordingly, EEP GP and Enbridge Management may each be deemed to indirectly beneficially own the Class A Common Units and Subordinated Units held by EEP. The Subordinated Units may be converted into Class A Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(2)	Based upon information provided by the Issuer reflecting 22,610,056 Class A Common Units and 22,610,056 Subordinated Units outstanding as of December 31, 2013. The Class A Common Units held by the reporting persons represent 5.9% of the outstanding Class A Common Units and the Subordinated Units held by the reporting persons represent 100% of the outstanding Subordinated Units.

SCHEDULE 13G

CUSIP No.: 59564N 103

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer

ENBRIDGE ENERGY PARTNERS, L.P.

By: Enbridge Energy Management, L.L.C., as delegate of Enbridge Energy Company, Inc., as general partner

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 13, 2014.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer

ENBRIDGE ENERGY PARTNERS, L.P.

By: Enbridge Energy Management, L.L.C., as delegate of Enbridge Energy Company, Inc., as general partner

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	President and Principal Executive Officer